EXHIBIT 99.28



                                 FORM 51-102F3

             MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102


1.   Reporting Issuer

     Glencairn Gold Corporation
     6 Adelaide Street East, Suite 500
     Toronto, Ontario
     M5C 1H6

2.   Date of Material Change

     September 24, 2004


3.   Press Release

     A press release with respect to the material change referred to in this report was issued on September 24, 2004 and subsequently filed on SEDAR.


4.   Summary of Material Change

     Glencairn Gold Corporation (the "Company") announced the results of follow-up drilling on the new Victoria Zone discovered in August at the Limon Mine concession in Nicaragua.


5.   Full Description of Material Change

     The Company announced the results of follow-up drilling on the new Victoria Zone discovered in August at the Limon Mine concession in Nicaragua.

     The highlight of this initial follow-up drilling is hole #3235 that intersected 16.5 grams per tonne (g/t) gold over 36 metres of core length. Hole #3235 along with three other holes were completed during the past month to follow-up discovery hole #3211 that intersected 15.8 metres grading 7.7 g/t gold. (See Glencairn news release of August 13th, 2004.)

     The results of the follow-up drilling are as follows:

     Hole #            From - To             Core Length          Gold Grade     Internal Check
                       (metres)                (metres)              (g/t)           (g/t)
     3211*          392.58 - 408.38             15.80                 7.7              7.4
     3219           351.00 - 352.55              1.55                35.3             35.8
                    362.70 - 363.30              0.60                25.3             26.7
     3225           No values above 3.3 g/t, most values below 1.5 g/t, see comments below
     3228           443.75 - 447.85              4.10                 0.9              1.0
     3235           365.35 - 401.35             35.96                16.5             16.7

     *    previously released

     Holes #3219 and #3225 were drilled on the same section as discovery hole #3211. Hole #3219 is approximately 40 metres above hole #3211, and hole #3225 is about 90 metres below hole #3211. In addition to the two high-grade gold intercepts encountered in hole #3219, there were also a number of other narrow (15 to 60 centimetre) quartz-bearing intervals throughout the hole with variable grades from 0.3 to 12.1 g/t gold. Hole #3225 intercepted 75 metres (421.8 to 497.7 metres) of highly altered andesite that includes narrower quartz breccia and quartz stockwork intervals with low-grade gold values all below 3.3 g/t. Geologically these results indicate that hole #3225 cut the Victoria Zone too deep, e.g. below the prospective gold-bearing horizon.

     Hole #3228 was drilled parallel to, but about 50 metres northeast of hole #3211 and did not intersect the Victoria Zone. As reported above, it did intercept 4.10 metres of 0.9 g/t in a quartz-breccia vein at 395 metres below surface. This deep intercept appears to represent a separate and new exploration target that will require follow-up drilling at shallower depths.

     Hole #3235 was drilled to the southwest of the section and did intersect the Victoria Zone approximately 65 metres to the southwest of hole #3211. The gold assays throughout the 36 metre mineralized interval are remarkably consistent in grade with 30 of the 38 samples having values greater than
     5.0 g/t gold and 21 of the 38 samples with values greater than 10 g/t gold.

     Additional drilling is required before the true width of the mineralized intercepts can be determined. The next planned hole will be drilled up dip from the high-grade gold mineralization in hole #3235; and subsequent holes will likely be drilled further to the west.

     The Victoria Zone is located on the west to southwest projection of the Talavera mine trend. This trend correlates with a ridge of silicification and clay alteration that indicates at least 1,000 metres of exploration potential beyond the mine area. The Victoria Zone discovery lies on the northern flank of this ridge of alteration, at its eastern end, and clearly demonstrates the prospectivity of this trend.

     The Limon Mine has been in continuous production since 1941, producing almost three million ounces of gold. During that time ore has been extracted from three distinct zones or vein systems, each zone producing about one million ounces. Talavera, where current mining operations produce about 1,000 tonnes of ore per day, is 4.5 kilometres west of the Limon mill. The average grade of current mineral reserves at Talavera is 6.1 g/t.

     SAMPLING, ASSAYING AND QUALITY CONTROL
     --------------------------------------

     Samples are taken as half of the sawn core. The Company's on-site Limon Mine laboratory is used for sample preparation and assaying. None of the gold assays reported above have been cut.

     The Limon Mine laboratory uses normal industry procedures. A separate crushing and pulverizing circuit is reserved for, and was used for, these exploration samples. Core samples were crushed to pass 10-meshsize sieve, a 1/4 split was then pulverized to have greater than 90% pass the
     200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. The Limon laboratory uses a one-assay ton aliquot (a 29.2 gram sub-sample) for fire assaying with a gravimetric finish to determine gold concentration.

     Internal quality control programs include the use of blanks, duplicates, standards and internal check assaying. The internal check assays completed to date are reported above for comparison. External check assays are routinely performed at ACME Analytical Laboratories of Vancouver, B.C., Canada, with check samples submitted independently by the exploration group and the lab manager.

     External check assays on the Victoria Zone discovery hole #3211 reported on August 13, 2004 were received from ACME Analytical Laboratories of Vancouver, B.C., Canada, and confirm the Limon Mine laboratory assays. External check assays of the specific data reported herein for the new holes are pending preparation of duplicates samples and shipment to Canada.

     QUALIFIED PERSON

     Michael Gareau, P. Geo. and Vice President of Exploration for the Company, is the Qualified Person as defined by National Instrument 43-101. The drilling program is being conducted under Mr. Gareau's supervision. The laboratory certificates and the results reported herein were reviewed and verified by Mr. Gareau. Mr. Gareau has read and approved this material change report.


6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Executive Officer

     For further information contact Kerry Knoll, President and Chief Executive Officer of Glencairn Gold Corporation at (416) 860-0919.


     DATED at Toronto, Ontario this 28th day of September, 2004.


                                     GLENCAIRN GOLD CORPORATION


                                     Per: "Lorna MacGillivray"
                                          ---------------------------------
                                          Lorna MacGillivray
                                          Corporate Secretary & General Counsel